EXHIBIT 99.1

Hydrogenics Reports Third Quarter 2012 Results

Quarterly Revenue Growth of 60%; Backlog Up 147%; Largest Order in Company's History

MISSISSAUGA, Ontario, Nov. 9, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and power systems products, today reported third quarter 2012 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS)1.

"This year has been one of hard work, focus, and execution, and we're pleased to see some tremendous results that validate our technology and hydrogen's role in energy storage," said Daryl Wilson, President and Chief Executive Officer. "Our backlog is at its highest level ever thanks to a breakthrough agreement with a major OEM for our Power Systems applications, under which we'll be providing fuel cells, electronics, and related services over a number of years. In conjunction with this award, we also received an initial payment of over $10 million after the end of the quarter in recognition of the exclusive nature of this design and development contract, strengthening our balance sheet and providing growth capital for 2013.

"Our revenue increased 60% over 2011 -- and gross margins expanded by three percentage points -- while we continued to bid on a large number of interesting opportunities. Going forward, we'll stay focused on the bottom line as we aggressively pursue new business initiatives that leverage our leadership in hydrogen technology. Energy storage is drawing increasing interest from a multitude of organizations around the world, while our most recent Power Systems win is just the beginning for what we see as Hydrogenics' future. Given current demand trends, we are confident the Company is well positioned for improved financial performance heading into 2013."

Highlights for the Quarter Ended September 30, 2012 (compared to the quarter ended September 30, 2011, unless otherwise noted)

  During the quarter Hydrogenics secured the largest award in the Company's history -- a multi-year order worth up to $90 million for hydrogen-based propulsion systems and related services. Hydrogenics will supply integrated fuel cell power systems, electronic converters, associated hardware and propulsion system software. The award includes a firm-fixed-price exclusive design and manufacturing contract valued at approximately $36.0 million, which has been included in the Company's order backlog for the third quarter ended September 30, 2012.
  Including the large Power Systems contract, Hydrogenics booked $42.3 million of new orders during the quarter for power systems, renewable energy storage and industrial gas applications. The Company's order backlog rose to $61.4 million as of September 30, 2012 – up nearly 150% year-over-year. Order backlog movement during the third quarter (in $ millions) was as follows:
	Jun. 30, 2012 Backlog	Orders Received	Orders Delivered	Sept. 30, 2012 Backlog

OnSite Generation	$ 24.7	$ 5.5	$ 7.5	$ 22.7
Power Systems	2.3	36.8	0.4	38.7
Total	$ 27.0	$ 42.3	$ 7.9	$ 61.4

On the strength of this backlog, the Company is currently projecting approximately 45%-55% full year revenue growth versus 2011.

  Revenues for the third quarter increased 60%, to $7.9 million, reflecting growth in the Company's OnSite Generation business unit fueled by higher demand in industrial markets and growth in energy storage; this was partially offset by a weakening of the Euro relative to the US dollar.
  Gross profit was $1.7 million, or 21.0% of revenue, a 3.1 percentage point improvement year-over-year, primarily reflecting increased revenue and economies of scale.
  Cash Operating Costs1 were $4.7 million, versus $2.9 million in 2011, with such costs nearly equivalent as a percent of revenues in both years.  The year-over-year change reflects planned increases in research and development efforts focused on next-generation energy storage product development. In addition, costs for higher marketing and commercial activities as well as compensation costs arising from improved business performance contributed to the increase.
  Hydrogenics' Adjusted EBITDA2 loss was $3.2 million, versus $1.9 million in the third quarter of 2011, reflecting; (i) a $0.8 million increase in gross profit; offset by (ii) the above-noted increase in cash operating costs; (iii) the absence of a $0.2 million gain associated with the Company's deferred compensation plans, which are indexed to the share price; and (iv) a $0.1 million increase in stock-based compensation. The Adjusted EBITDA loss as a percent of sales rose slightly year-over-year.
  Hydrogenics exited the third quarter with $9.3 million of cash and restricted cash, a $0.4 million decrease over June 30, 2012, reflecting: (i) $3.6 million of cash used in operations; partially offset by (ii) a $2.7 million increase in non-cash working capital; (iii) $0.3 million of proceeds from loan advances; and (iv) a $0.2 million of positive foreign exchange impacts resulting from the strengthening of the Euro relative to the US dollar. Subsequent to the end of the quarter, in October 2012, the Company received $10.2 million in initial payments related to the large design and manufacturing contract previously announced.

Highlights for the Nine Months Ended September 30, 2012 (compared to the nine months ended September 30, 2011, unless otherwise noted)

  Total revenues rose to $21.9 million, an increase of 35%, reflecting growth in the Company's Onsite Generation business unit fueled by higher demand in industrial markets and growth in energy storage; this was partially offset by a weakening of the Euro relative to the US dollar.
  Gross profit was $3.9 million, or 18.0% of revenue, a 3.1 percentage point decrease, primarily reflecting increased material costs. Cost reduction efforts are continuing through supply chain management and product design innovation in order to restore margins to target levels.
  Cash operating costs1 were $11.7 million, versus $9.1 million last year, with costs as a percent of revenues falling 2.8%. The year-over-year change reflects planned increases in research and development efforts focused on next-generation energy storage product development, additional marketing costs, and increased compensation costs arising from improved business performance.
  Hydrogenics' Adjusted EBITDA2 loss was $8.6 million, versus $6.9 million in the prior-year period, reflecting: (i) a $0.5 million increase in gross profit; (ii) a $0.2 million decrease in costs and fair value adjustments resulting from the Company's compensation plans, which are indexed to the share price; and (iii) a $0.2 million decrease in stock-based compensation; offset by (iv) the above-noted increase in cash operating costs of $2.6 million. The Adjusted EBITDA loss as a percent of sales fell slightly year-over-year.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company's share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses adjusted EBITDA as a useful measure of cash flows.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EST on November 9, 2012 to review the third quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours after the conference call has concluded.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$ 5,921	$ 7,785
Restricted cash	2,470	1,861
Trade and other receivables	3,359	4,151
Grants receivable	34	126
Inventories	11,317	9,315
Prepaid expenses	339	626
	23,440	23,864
Non-current assets
Restricted cash	888	314
Property, plant and equipment	1,529	1,790
Intangible assets	121	152
Goodwill	4,898	4,941
	7,436	7,197
Total assets	$ 30,876	$ 31,061
Liabilities
Current liabilities
Operating borrowings	$ 514	$ --
Trade and other payables	11,291	9,986
Provisions	1,783	1,654
Unearned revenue	6,917	5,144
Warrants	1,191	1,525
	21,696	18,309
Non-current liabilities
Other non-current liabilities	2,563	1,979
Total liabilities	24,259	20,288
Equity
Share capital	322,867	318,016
Contributed surplus	17,974	17,480
Accumulated other comprehensive loss	(985)	(884)
Deficit	(333,239)	(323,839)
Total equity	6,617	10,773
Total equity and liabilities	$ 30,876	$ 31,061

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues	$ 7,897	$ 4,932	$ 21,880	$ 16,200
Cost of sales	6,239	4,049	17,945	12,783
Gross profit	1,658	883	3,935	3,417

Operating expenses
Selling, general and administrative expenses	3,462	2,146	9,636	7,837
Research and product development expenses	1,573	880	3,565	3,218
Other losses	(12)	16	(12)	51
	5,023	3,042	13,189	11,106
Loss from operations	(3,365)	(2,159)	(9,254)	(7,689)

Finance income (expenses)
Interest income	--	12	8	26
Interest expense	(88)	(44)	(237)	(152)
Foreign currency gains	144	143	374	286
Foreign currency losses	(187)	(175)	(559)	(324)
Other finance gains (losses), net	422	459	268	(753)
Finance income (loss), net	291	395	(146)	(917)

Loss before income taxes	(3,074)	(1,764)	(9,400)	(8,606)
Income tax expense	--	--	--	--
Net loss for the period	(3,074)	(1,764)	(9,400)	(8,606)

Exchange differences on translating foreign operations	126	(873)	(101)	78
Comprehensive loss for the period	$ (2,948)	$ (2,637)	$ (9,501)	$ (8,528)

Net loss per share
Basic and diluted	$ (0.40)	$ (0.27)	$ (1.30)	$ (1.43)

Weighted average number of common shares outstanding	7,688,197	6,604,249	7,253,544	6,036,675

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (3,074)	$ (1,764)	$ (9,400)	$ (8,606)
Items not affecting cash:
Loss on disposal of assets	--	--	--	7
Amortization and depreciation	209	249	673	718
Other finance (gains) losses, net	(422)	(459)	(268)	753
Unrealized foreign exchange (gains) losses	(80)	200	(109)	296
Stock-based compensation	166	100	494	645
Portion of borrowings recorded as a reduction from research and product development expenses	(306)	--	(826)	--
Imputed interest on debt	77	42	204	134
Net change in non-cash working capital	2,560	632	2,426	3,099
Cash used in operating activities	(870)	(1,000)	(6,806)	(2,954)

Investing activities
Increase in restricted cash	(324)	(630)	(1,183)	(1,610)
Proceeds from disposal of property, plant and equipment	--	--	--	10
Purchase of property, plant and equipment	(62)	(153)	(370)	(818)
Purchase of intangible assets	--	--	(4)	--
Cash used in investing activities	(386)	(783)	(1,557)	(2,418)

Financing activities
Proceeds from operating borrowings	359	--	1,870	--
Repayment of post-retirement benefit liability	(27)	(27)	(77)	(78)
Repayment of repayable government contributions	(36)	(95)	(224)	(232)
Common shares and warrants issued and exercised, net of issuance costs	--	7	4,851	4,551
Cash provided by (used in) financing activities	296	(115)	6,420	4,241

Effect of exchange rate fluctuations on cash and cash equivalents held	193	(541)	79	(244)

Decrease in cash and cash equivalents during the period	(767)	(2,439)	(1,864)	(1,375)
Cash and cash equivalents – Beginning of period	6,688	8,945	7,785	7,881
Cash and cash equivalents – End of period	$ 5,921	$ 6,506	$ 5,921	$ 6,506
CONTACT: Company Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com

         Kelly Frizzell, Acting Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3645
         investors@hydrogenics.com